SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 5th April 2006

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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Annual Review 2005

Do more, feel better, live longer

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01 An interview with Sir Christopher Gent, Chairman, and JP Garnier, Chief Executive Officer 05 Tachi Yamada, Chairman, Research & Development, Pharmaceuticals 06 Jean Stéphenne, President and General Manager, GSK Biologicals 08 John Clarke, President, Consumer Healthcare 11 David Stout, President, Pharmaceutical Operations 14 Performance highlights 15 Business operating review 18 The Board 19 The Corporate Executive Team 20 Summary remuneration report 23 Corporate governance 24 Responsibility statements 25 Summary financial statements 26 Summary information under US GAAP 27 Shareholder information 29 Chairman and CEO’s closing letter

JP Garnier (left) and Sir Christopher Gent (right)

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“Discovering important medicines,

eradicating diseases, improving
the quality of people’s lives
and making medicines available
to a greater number of people.

This is what we do – and what we do matters to people.”

JP Garnier, Chief Executive Officer

An interview with Sir Christopher Gent, Chairman and JP Garnier, Chief Executive Officer

2005: a year of success and progress

“Thanks to the efforts of our employees around the world, 2005 was a very successful year for GSK,” says JP Garnier, Chief Executive Officer. “Not only was it our best year ever from a financial standpoint, we also made substantial progress with our pipeline of innovative new medicines and vaccines.”

GSK delivered an excellent financial performance in 2005. Turnover of £21.7 billion grew by 7% at constant exchange rates (CER). Earnings per share (EPS) were 82.6p, with growth of 18% at CER, putting GSK in the top tier of global pharmaceutical companies in terms of performance.

“These figures confirm the excellent growth of our key products and the efficiency of our global operations,” says JP.

GSK’s performance was driven by sales of key pharmaceutical products. “Sales of Seretide/Advair, Avandia, Coreg, Lamictal and Valtrex all continued their impressive growth,” says JP. “We also saw good performance from a number of newer products, including Avodart for enlarging prostate, Boniva/ Bonviva for osteoporosis and Requip for Restless Legs Syndrome, which all show great promise for the future, both for patients and GSK.

“Looking into 2006, the strong growth seen from key products and from our vaccines business is expected to continue and we anticipate an EPS growth of around 10% at CER.”

Pipeline progress
GSK continues to meet the challenge of increasing Research & Development (R&D) productivity to discover new medicines faster and more economically. The company’s pipeline is one of the largest and most promising in the industry, with 149 projects in clinical development (as at the end of February 2006), including 95 new chemical entities (NCEs), 29 product line extensions (PLEs) and 25 vaccines.

“In 2006, we anticipate further good news on GSK’s late-stage pipeline, which is developing at a fast pace. Eight major new assets are scheduled to enter phase III in 2006, doubling our late-stage pipeline,” says JP.

“The pharmaceutical industry is making a positive improvement to people’s lives. It has a noble purpose. It develops medicines and vaccines that save lives and make people feel better.”
Sir Christopher Gent, Chairman

Year of the vaccine
2005 was a landmark year for GSK’s vaccines business. Sales increased by 15% and the company made a number of significant strategic acquisitions. “The acquisition of ID Biomedical was an important move for GSK,” says JP, “which strengthened our position in the global flu vaccine market, and increased our ability to prepare for and respond to a potential flu pandemic.”

“We also acquired a plant in Marietta, Pennsylvania which will give us access to tissue culture technology in our vaccine manufacturing. The acquisition of Corixa gives us valuable adjuvant technology, enabling us to boost human immune response to our vaccines.”

GSK Annual Review 2005 01

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     “Private sector expertise is
critical for making rapid progress.

In particular,

     I would like to thank
GSK for its commitment
to R&D on malaria

and on other neglected diseases.
It would make a huge
difference if more companies
followed GSK’s example.”

Bill Gates

Bill & Melinda Gates Foundation, October 2005

3,000
Each day, malaria causes
the death of about 3,000
people in sub-Saharan
Africa. Most of them
are children.
GSK is working in public-
private partnerships to
create safe and effective
vaccines and treatments
against malaria.

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On this page you will find:
Access to medicines; Reaching out to patients; Humanitarian response; JP in Africa

GSK also made good progress on its pipeline of new vaccines. “We expect five major vaccine launches in the next five years,” says JP. “Perhaps most exciting is Cervarix for cervical cancer, which we expect to file for approval in Europe in March 2006 and in the USA by the end of the year.”

Improving access to medicines
GSK continues to seek new ways of improving access to its medicines for people who need them, but are least able to obtain them. This challenge is particularly acute in the developing world, where GSK has been offering many of its medicines and vaccines at not-for-profit prices for some years.

However, addressing this challenge is something GSK cannot do alone. The work of GSK with organisations such as the Bill & Melinda Gates Foundation highlights the benefits of public-private partnerships. They provide a way for companies such as GSK and the public sector to work together. Typically, GSK provides the R&D, technology, manufacturing and distribution expertise, while other partners and governments help fund the development and delivery costs.

“Public-private partnerships use the respective strengths of the partners and bring out the best of each. Most importantly, it is a model that works.”

In 2005, GSK entered three groundbreaking public-private partnerships to develop vaccines against the biggest causes of death in the developing world today – AIDS, malaria and tuberculosis.

Reaching out to patients
In 2005, GSK introduced and strengthened a number of initiatives aimed at improving patients’ understanding of GSK’s medicines, and programmes to help gain access to them. These initiatives include GSK’s pioneering Clinical Trial Register, which was expanded to contain 2,125 summaries of clinical trials by the end of 2005.

In the USA, GSK is placing more emphasis on education and the patient in direct-to-consumer advertising, and providing people with advice on GSK’s programmes and the industry’s Partnerships for Prescriptions Assistance which help people gain access to the medicines they need.

“Through these and other initiatives, we are seeking to differentiate GSK as a company finding solutions to the healthcare challenges that society faces. I believe we are well on the way to achieving that,” says Sir Christopher Gent, Chairman.

A broader contribution
GSK's global community investment activities in 2005 were valued at £380 million, equivalent to 5.6% of Group profit before tax.

Islands of hope
In late 2005, JP visited Ghana and South Africa to see some of GSK’s community activities. In Ghana, he heard how villagers cope with lymphatic filariasis (LF or elephantiasis). LF is a disease that the company, working with the World Health Organization, is striving to eradicate by 2020. This LF programme has reached its target in Ghana of treating all ten million people at risk from the disease. In South Africa, JP saw the impact of HIV/AIDS and the work of volunteers in a GSK-supported clinic north of Johannesburg.

“It was shocking and humbling, yet even in this sea of distress there are islands of hope. I was inspired by the people who have dedicated their lives to working in these clinics. I was able to witness the realities of Africa and what’s really important there,” says JP. “I am proud of the role that GSK is playing. I am grateful to have experienced these things and, crucially, to be in a position to do something about it. My determination to do more has never been stronger.”

The year saw a number of natural disasters, including the Asian tsunami, the Guatemalan hurricane, the New Orleans floods and the earthquake that struck parts of India and Pakistan. GSK was quick to respond to help victims of these tragedies. “My thanks go to our employees for their response to these crises. It makes me proud to lead an organisation with such committed and compassionate people, who can respond so effectively to help people in real need,” says JP.

For these disasters alone, GSK contributed more than £3 million in cash and donated medicines and vaccines valued at over £14 million towards the relief efforts.

“The tragedies during the year brought home to me the extent to which the pharmaceutical industry is making a positive improvement to people’s lives,” says Sir Christopher. “It has a noble purpose. It develops medicines and vaccines that save lives and make people feel better.”

GSK Annual Review 2005 03

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149
GSK had 149 projects in
the clinic at the end of
February 2006. This
included 95 new chemical
entities (NCEs), an increase
of 70% over 2001.

Moncef Slaoui (pictured
right), will succeed Tachi
Yamada (left) as head of
R&D in June 2006.
“For our work at GSK, we seek greater insight into the needs of patients and to apply these insights in R&D to create better medicines.” Tachi Yamada, Chairman, Research & Development, Pharmaceuticals

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On this page you will find:
Patient insight; Partnerships; Maturing pipeline; Confronting cancer

Tachi Yamada, Chairman, Research & Development, Pharmaceuticals

Focus on the patient
Applying insights in R&D for the creation of better medicines

Tachi Yamada was a physician and teacher of physicians before he joined GSK to work with scientists and other specialists in R&D. He retains a passion for helping improve the quality of life for patients and his experience as a physician has influenced his work as head of R&D for GSK.

“In the hospital wards, I would sometimes place a photograph of the patient above their bed,” says Tachi. “The picture showed them when they were active and healthy, and I would then challenge my staff to work towards the goal of helping the patient back to being like the person in the picture. I would urge them to focus on the patient and their needs. Today, it is the same approach for our work at GSK, where we seek greater insight into the needs of patients and to apply these insights in R&D to create better medicines.”

Tachi and his teams also talk to doctors and other healthcare experts to gather information that will help shape the direction and priorities of the complex R&D process that leads to innovative medicines of value. Through a range of partnerships, the company has access to the talent, ideas and assets beyond the boundaries of its own R&D organisation. In 2005, GSK set up a new internal management team to deliver more compounds through partnerships with biotechnology companies, small and mid-sized pharmaceutical companies and academic institutions.

A maturing pipeline
The strength of GSK’s work on medicines and vaccines of the future can be seen in the product development pipeline, one that is growing and maturing. At the end of February 2006, the company had 149 projects in the clinic including 95 new chemical entities (NCEs), 25 vaccines and 29 product line extensions (PLEs). Of these, 11 NCEs and 9 vaccines were in phase III/

Confronting cancer
“Cancer remains an area of substantial unmet medical need. Our strategy is focused on meeting all aspects of a cancer patient’s treatment,” says Tachi. GSK is building on its existing oncology portfolio to good effect. “We now have an oncology pipeline which is one of the strongest and most promising in our industry.” In November 2005, investors and financial analysts were updated on this rapidly expanding pipeline. In 2006, GSK expects four new oncology medicines to be in final-stage clinical trials – Tykerb (lapatinib) for breast cancer, eltrombopag for patients with low platelet count, casopitant to help patients overcome the side-effects of chemotherapy and pazopanib for prevention of tumour growth.

registration, 46 NCEs and 9 vaccines were in phase II and 38 NCEs and 7 vaccines were in phase I. This is an increase of 70% over the number of NCEs that GSK had at the end of 2001.

“There has been a marked increase in the size of our NCE portfolio and an increasing maturity of the pipeline.”

Seven product filings are planned for 2006, including two vaccines (Cervarix for cervical cancer and a potential H5N1 pandemic flu vaccine – see pages 6 and 8), Allermist for allergic rhinitis, eltrombopag for patients with low platelet count, Tykerb for breast cancer, mepolizumab for hypereosinophilic syndrome and Lamictal XR, a once-daily formulation for epilepsy.

GSK also expects eight major new assets to enter phase III development during 2006, significantly expanding the late-stage pipeline. In addition to the oncology products, casopitant and pazopanib (see

GSK Annual Review 2005 05

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On this page you will find:
Delivering medicines of value; Vaccines performance; Vaccines pipeline; Vaccines investment

Confronting cancer – page 5), GSK expects new assets for Alzheimer’s disease, HIV, meningitis, lupus and diabetes to enter phase III development.

“There has been a marked increase in the size of our NCE portfolio and an increasing maturity of the pipeline. All this indicates that the way we structure R&D is paying off,” says Tachi, who is retiring from GSK in June 2006 to take up a new role as Executive Director of the Global Health Program for the Bill & Melinda Gates Foundation.

Delivering medicines of value
“GSK has one of the most promising pipelines in the industry. Our challenge, going forward, is to deliver to patients the many medicines we have in development, whilst continuing to grow the pipeline,” says Moncef Slaoui, who will succeed Tachi as Chairman, R&D, in June 2006. “Along with my colleagues in R&D, we are embracing this challenge and we fully expect to be able to deliver medicines of great value for patients and for GSK in the coming years.”

Jean Stéphenne, President and General Manager, GSK Biologicals

The year of the vaccine
Strong growth and a promising pipeline

GSK is a world-leading supplier of vaccines. “Our vaccines business had one of its best years, with sales growing by 15% to £1.4 billion,” says Jean Stéphenne, President and General Manager of GSK Biologicals, the company’s vaccines business. “This growth was led by Infanrix and helped by the launches of Boostrix and Fluarix in the USA. This, together with a strong product pipeline, gives us confidence in the future prospects for our business.”

Vaccines pipeline
With 60 years’ experience, the company continues to build a very productive R&D pipeline and, in the next five years, expects five major new vaccines to be launched. One of these is Cervarix, for the prevention of human papilloma virus (HPV), which causes cervical cancer – a disease second only to breast cancer in the list of most common cancers affecting women. Global clinical trials have shown that Cervarix provides excellent efficacy against HPV16 and HPV18, which are responsible for over 70% of cervical cancers.

“Our pipeline of vaccines promises real opportunities to improve the quality of health worldwide.”

“Cervarix is a genuine breakthrough in women’s healthcare. It meets a clear medical need and the sheer volume of women who will benefit gives it great potential,” says Jean. Cervarix is expected to be submitted for European Union approval in March 2006 and in the USA before the end of the year.

The other major new products expected in the next five years will be Rotarix, for rotavirus gastroenteritis (already launched in a number of countries in Latin America, Africa and Asia, with launch in Europe expected in the first half of 2006); Streptorix, for pneumococcal disease;

an improved influenza vaccine for older people; and vaccine combinations against meningitis.

“We know more about the body’s immune system and how it works than ever before, which enables us to produce safer, stronger and more targeted vaccines,” says Jean. “Our pipeline of vaccines promises real opportunities to improve the quality of health worldwide.”

Vaccines investment
In 2005, GSK made a number of moves to be a major force in vaccines against influenza, the subject of heightened global concern during the year. The company invested over £1 billion to expand its flu vaccine manufacturing capabilities. This included more than doubling flu vaccine production capacity at its Dresden site to 80 million doses a year by 2008. GSK also acquired the Canadian vaccine manufacturer ID

Annual epidemic
A seasonal epidemic, influenza is a significant economic burden through hospital and other healthcare costs as well as lost productivity. The World Health Organization says an estimated 5-15% of the global population is affected with upper respiratory tract infections each year. Although difficult to assess, annual flu epidemics are thought to result in 250,000-500,000 deaths every year around the world.

GSK Annual Review 2005 06

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25

GSK had 25 vaccines in
clinical development at
the end of 2005, with five
major vaccine launches
anticipated in the next
five years.

Egg-based vaccines are
produced at Dresden,
Germany (pictured),
where GSK is more than
doubling flu vaccine
production capacity.

“With vaccines,

     the greatest successes
are those we do not know about

– the people who have not suffered or died
from vaccine-preventable diseases.”

Jean Stéphenne, President and General Manager, GSK Biologicals

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On this page you will find: Preparing for a flu pandemic; Consumer Healthcare business model; Growth opportunity; Beating tobacco

Biomedical and a vaccines production facility in Marietta, Pennsylvania, which will focus on the development and production of tissue culture technology that will be used for seasonal and pandemic flu vaccines. The company also purchased Corixa in the USA, a developer of adjuvants, which are agents that boost human immune response to vaccine antigens.

With approval in 2005 by the US Food and Drug Administration (FDA), Fluarix became the first biological product to be reviewed under accelerated approval regulations. “The shortage of flu vaccine in the USA in 2004 was a reminder of the importance of vaccines in healthcare,” says Jean. “We worked quickly with US government officials to make Fluarix available and increase supply at a critical time.”

Preparing for a flu pandemic
GSK is committed to doing everything it can to support governments and health authorities around the world in planning responses to a possible global influenza pandemic. The company is developing a prototype H5N1 pandemic vaccine, and clinical trials testing this vaccine against the H5N1 flu strain are taking place in 2006. This prototype uses an innovative adjuvant which may allow lower amounts of antigen to be used, which is essential for manufacturing a large number of doses in the event of a pandemic. GSK has also invested to significantly increase production capacity of GSK’s antiviral Relenza to help meet increased global demand. “Work is going on across GSK to anticipate and address all aspects of a potential flu pandemic,” says Jean.

John Clarke, President, Consumer Healthcare

Growing brands
Product innovation aligned to consumers’ needs

Aquafresh and Sensodyne toothpaste, Nicorette and NicoDerm smoking cessation products, and Ribena and Lucozade drinks are among the products that make GSK Consumer Healthcare a leading manufacturer and marketer of consumer brands. Consumer Healthcare sales in 2005 were £3 billion, an increase of 2% over 2004.

Redefining the business model
Like others in the consumer healthcare industry, GSK operates in a competitive and changing environment. “Consumers are demanding better quality, better value and improved performance, while retailers have consolidated and strengthened their negotiating power,” says John Clarke, who succeeded Jack Ziegler as President, Consumer Healthcare, in February 2006.

To conduct business more effectively in this environment, Consumer Healthcare has redefined its business strategy and operating model to deliver faster sales growth. “We expect to achieve this growth through a vigorous focus on delivering new product developments that are tightly aligned with consumer needs,” says John. “The new structure brings together our R&D, marketing and commercial operating units and gives us greater focus, alignment and simplicity.”

Growth opportunity
Consumer Healthcare has a particularly exciting new growth opportunity for the business with Alli (orlistat), an over-the-counter (OTC) weight loss medicine. In January 2006, a FDA Advisory Committee recommended that Alli be approved for OTC use in the USA. If approved, Alli will be the only FDA-approved weight-loss medicine available over-the-counter and is expected to be launched in 2006, accompanied by a consumer education programme. “Like stopping smoking, weight loss requires a change in behaviour. Often, though, physicians don’t have the training or the time to help patients change their behaviour,” says John. “The new OTC product will not be a ‘get-slim-quick’ pill. Proper diet and appropriate exercise will still be part of the overall weight loss programme and our education efforts will be a major component in supporting this.”

Beating tobacco
Since GSK Consumer Healthcare’s pioneering switch of Nicorette nicotine gum in the USA in 1996, the company has innovated to expand its portfolio, adding a patch and more recently a lozenge. This has broadened appeal and successfully helped over five million smokers escape their tobacco dependence worldwide. As tobacco kills many users, these Consumer Healthcare products really do save lives.

While GSK is doing good things for public health, the opportunities for these nicotine replacement therapy (NRT) brands (NiQuitin, Nicabate, Commit, NicoDerm CQ and Nicorette) continue to expand as countries implement smoke-free legislation.

GSK Annual Review 2005 08

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23 million
23 million bottles of
Lucozade Sport Hydro
Active were sold in 2005.

The most recent
innovation for Lucozade,
Hydro Active has been
specially formulated to
help replace the salts and
fluids you lose during
exercise, keeping you
better hydrated than
water alone.

“Millions of people use
and trust our Consumer Healthcare
products every day.

We are focused on delivering even better
products that give consumers what they need.”

John Clarke, President, Consumer Healthcare

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21million
Nearly 21 million
Americans have diabetes,
almost one-third of whom
are undiagnosed. The
incidence of the disease
has risen 14% in the past
two years.

Maggie Lopez (pictured)
finds that Avandia helps
her to lead the sort of life
she had before diabetes.

“I was really surprised
when the doctor told me I had diabetes.

     Within a few weeks of
starting Avandia my blood sugar
levels returned to normal

and I soon had my energy back.”

Maggie Lopez, Daytona Beach, Florida, USA

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On this page you will find: Pharma key growth drivers; New products; Improving osteoporosis treatments

David Stout, President, Pharmaceutical Operations

Powering performance
Driving growth through people and products

“Our performance in 2005 was undoubtedly due to the contributions from all our staff around the world, and they deserve congratulations on the year’s achievements. Their enthusiasm and passion about helping to improve healthcare is clear,” says David Stout, President, Pharmaceutical Operations.

Key growth drivers
GSK pharmaceutical sales in 2005 were £18.7 billion, an increase of 8% over 2004, led by the company’s key pharmaceutical growth drivers and vaccines (see page 6). “Our biggest-selling product, Seretide/Advair, had another strong year and continued to gain market share across all regions, driven by its efficacy in treating these debilitating conditions,” says David. It achieved market share by value in the anti-asthma and COPD therapy class of 27% in Europe and 33% in the USA, an increase of two percentage points in both cases compared with 2004.

Sales of diabetes treatments were also strong. Diabetes affects more than 190 million people worldwide. GSK launched Avandia for the treatment of type 2 diabetes in 1999 and a combination product, Avandamet, for blood sugar control in 2002. “Avandia/Avandamet goes from strength to strength. We believe physicians accept and like it, and increasingly use it as a first-line treatment for many patients where the licence allows,” says David. The product group was expanded further in February 2006 with the launch in the USA of a fixed-dose combination treatment, Avandaryl, which combines Avandia with a sulfonylurea. In 2005, Avandia/Avandamet achieved a market share by value in oral anti-diabetics of 14% in Europe and 35% in the USA, up 3 and 6 percentage points respectively.

Other growth drivers included Lamictal, Valtrex and Coreg, which did well in their respective markets of bipolar disorder and epilepsy, herpes and heart disease, delivering a total of over £2.1 billion in sales, up 25% over 2004. During the year new guidelines were published that reinforced the use of Lamictal as first-line maintenance treatment for bi-polar disorder where the licence allows, and GSK filed once-daily Coreg CR with the FDA towards the end of 2005.

New products
New products also started to deliver significant sales. Avodart for enlarged prostate, for example, performed well and accounted for over 40% of new prescription sales in its class in the USA. “This was exceptionally fast growth and Avodart will be an exciting product for us,” says David.

“Avandia/Avandamet goes from strength to strength. We believe physicians accept and like it, and increasingly use it as a first-line treatment for many patients where the licence allows.”

Osteoporosis, a disease in which bones become brittle and more likely to break, affects an estimated 75 million people in the USA, Europe and Japan. An estimated one in three women will sustain an osteoporosis-related fracture in their lifetime. Boniva/Bonviva, developed with Roche, was launched in the USA in April 2005, and in several countries in

Improving treatments
Bisphosphonate treatments for osteoporosis involve taking a tablet with a full glass of water first thing in the morning, then remaining upright and delaying eating or drinking for 30-60 minutes. With Boniva/Bonviva, women have to follow this dosing routine just once a month, instead of four times as required with weekly bisphosphonate treatments. Data have shown that two out of three women preferred the once-monthly dosing of Boniva/Bonviva over a once-weekly treatment, finding it more convenient. A new injectable form of Boniva was approved for use in the USA in January 2006. This quarterly treatment may bring the benefits of Boniva for the treatment of postmenopausal osteoporosis to even more women.

GSK Annual Review 2005 11

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WE'RE FIGHTING AN ENEMY WE CAN'T SEE IN

A WAR THAT NEVER ENDS

AND WE'RE ACTUALLY WINNING

Developing new drugs to fight disease is one of the hardest things you can possibly do. We can work through millions of compounds to find the one that's exactly right. It can take an average of 15 years and $800 million to get there. And then, bacteria have a nasty habit of developing resistance. Which puts us back where we started. Thing is, everyone benefits from our work on antibiotics. So the war never stops. And losing is definitely not an option.

Today's medicines. Tomorrow's miracles.™

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On this page you will find: Commercial and operational excellence; Maintaining high standards; Seretide/Advair patient profile

Europe in September 2005, as the first ever oral treatment administered as one tablet once-a-month for postmenopausal osteoporosis. Since its launch, Boniva has achieved 10% share of new prescriptions in the oral bisphosphonate market in the USA. The injectable form of Boniva/Bonviva was approved for use in the USA, and recommended for approval in Europe in January 2006. It is the first intravenous bisphosphonate to be approved for the treatment of postmenopausal osteoporosis.

Another launch in the USA in 2005 was Requip for Restless Legs Syndrome (RLS), a chronic and disruptive condition characterised by an urge to move the legs, particularly at night. The condition is common, under-diagnosed and can have a significant effect on sleep and daily activities. Since it was launched for RLS in the USA, the volume of new prescriptions for Requip has quadrupled, with sales of £156 million, up 34%. Approval in Europe for Requip/Adartrel as a treatment for RLS is expected in the first half of 2006.

Commercial and operational excellence
GSK continued to make good progress towards commercial and operational excellence to improve underlying performance, with tight cost control underpinning operations. Through the company’s Worldwide Sales Force Excellence initiative, sales representatives are in a position to strengthen the product knowledge of physicians so they can deliver patient-specific treatment options more efficiently and effectively.

“We are committed to ensuring our business practices meet high standards and that our employees behave ethically and honestly.”

In manufacturing and supply, GSK introduced the Vision Factory initiative which is identifying improvements in productivity and cost reduction. “We started the year with some manufacturing problems that stopped production of two medicines at our Cidra plant in Puerto Rico. Our people are working with the FDA to implement solutions and minimise the interruption to supply,” says David. “The learning from this, combined with the Vision Factory initiative, will increase the operational excellence of our manufacturing operations in the future, ensuring product quality and patient safety are paramount.”

Maintaining high standards
GSK audits its operations to ensure that relevant standards expected, such as those in marketing practices, are reached or exceeded. GSK has in place a number of mechanisms to support compliance with policies and procedures. These include direct communication from senior management to employees on areas where policy is changing or there are concerns about compliance; global induction courses that include training on the GSK Code of Conduct to ensure new employees understand the importance of ethical conduct from their first day; and an annual certification process which extends to all senior managers globally and all middle managers in the UK and USA.

“We are committed to ensuring our business practices meet high standards and that our employees behave ethically and honestly. We strive to operate to high ethical standards, act responsibly and comply with the law. This is vital because of the simple fact that GSK products are important to the health of people around the world,” says David.

On top of the world
In 2005, Mogens Jensen ran and cycled 7,000 miles from his home in Denmark to a base camp in Tibet as a “warm up” for his bid to become the first asthmatic to climb Mount Everest. Although he was not successful – frostbite forced Mogens to abandon his climb not far from the summit – his effort displayed a formidable strength of character and physical fitness undiminished by disease. Diagnosed with asthma in 1998, Mogens was determined not to allow it to control his life and stop his sporting activities. After trying different medications, he found Seretide very effective in controlling his symptoms. “With the help of Seretide, I have taken control of my asthma and not allowed my asthma to control me,” he says.

GSK Annual Review 2005 13

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2005 performance highlights

82.6p

earnings per share

18% CER growth in 2005

95

NCEs in clinical development
at the end of 2005

70% increase over 2001

35%

market share by value of
Avandia/Avandamet in the USA

increase of 6 percentage
points over 2004

£380m

value of community
investment in 2005

equivalent to 5.6% of
profit before tax

£4.7bn

free cash flow

increase of 26% over 2004

25

vaccines in clinical development
at the end of 2005

with five major vaccine launches
anticipated in the next five years

27%

market share by value of
Seretide/Advair in Europe

increase of 2 percentage
points over 2004

136m

albendazole tablets donated
to help eliminate
lymphatic filariasis

GSK Annual Review 2005 14

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Business operating review for the year to 31st December 2005

Excellent 2005 performance for GSK

Pharmaceuticals
GSK continues to be the global leader in respiratory pharmaceuticals with sales of its three key products, Seretide/Advair, Flixotide/Flovent and Serevent, amounting to £4.0 billion, up 15%. Sales of Seretide/ Advair, the Group’s largest product grew 22% to £3.0 billion.

In the USA, Advair sales rose 26% to £1.7 billion, with continued gains in market share throughout the year. Sales were strong in both European and International markets – both up 16% to £1 billion and £0.3 billion respectively.

GSK turnover in 2005 grew 7%, driven by the growth of key products

Central nervous system (CNS) sales declined 8% to £3.2 billion. Total Paxil sales fell 42% to £615 million, due to generic competition and the interruption in supply to Paxil CR during the year. Partially mitigating this decline was the strong performance of the product in Japan, up 17% to £197 million.

Total Wellbutrin product sales fell 2% to £739 million. Wellbutrin IR and SR sales fell 68% to £92 million due to generic competition but this was largely offset by the very strong performance of Wellbutrin XL (up 38% to £647 million).

GSK’s underlying growth was driven by strong sales performance of key products:

•	Seretide/Advair (£3.0 billion) up 22%

•	Vaccines (£1.4 billion) up 15%

•	Avandia/Avandamet (£1.3 billion) up 18%

•	Lamictal (£0.8 billion) up 24%

•	Valtrex (£0.7 billion) up 21%

•	Coreg (£0.6 billion) up 32%

The strong growth of GSK’s epilepsy and bi-polar disorder treatment Lamictal continued, with sales up 24% to £849 million, driven by the indication for the maintenance treatment of bi-polar disorder.

Requip sales rose 34% to £156 million following its launch in the USA for Restless Legs Syndrome (RLS) in Q2 2005. In Europe, final approval of Requip/Adartrel for RLS is expected in the first half of 2006.

Within Anti-virals, HIV product sales grew 5% to £1.6 billion, with sales from new products Epzicom/Kivexa and Lexiva (together more than doubling to £226 million) offsetting the performance of Trizivir (down 6% to £303 million) and Epivir (down 12% to £261 million). Sales of the herpes treatment Valtrex grew 21% to £695 million. Performance is being driven by the USA (up 26% to £470 million) where the product is the clear market leader in treatments for genital herpes.

Anti-bacterial/anti-malarial sales declined 3% worldwide and 27% in the USA reflecting generic competition.

Pharmaceutical turnover by therapeutic area:
	2005 £m	2004 £m	Growth CER %

Respiratory	5,054	4,394	14
Central nervous system	3,219	3,462	(8)
Anti-virals	2,598	2,359	9
Anti-bacterials/
anti-malarials	1,519	1,547	(3)
Metabolic	1,495	1,251	18
Vaccines	1,389	1,194	15
Oncology and emesis	1,016	934	8
Cardiovascular and
urogenital	1,331	932	41
Other	1,040	1,027	–

	18,661	17,100	8

In Metabolic, the diabetes treatments Avandia/Avandamet continue to perform very strongly, with overall sales of £1.3 billion (up 18%). In the USA, sales grew 14% to £977 million. Avandia/Avandamet is also establishing a strong position in Europe, with sales rising 52% to £157 million helped by the launch of Avandamet throughout the region. Sales in International markets rose 13% to £195 million.

Boniva/Bonviva, a new once-monthly oral bisphosphonate for the treatment of osteoporosis, which was developed with Roche, had a strong launch in the USA and now has a 10% share of new prescriptions for oral bisphos-phonates. Boniva injection, the first-ever quarterly treatment for osteoporosis, was approved in the USA in January 2006 and received a positive opinion from the CHMP in Europe on 27th January 2006.

The vaccines business performed well with total sales rising 15% to £1.4 billion, led by Infanrix. Vaccine sales were particularly strong in the USA, where turnover rose 26% to £338 million, helped by the launch of two new products – Fluarix and Boostrix.

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Business operating review continued

In Oncology and emesis, sales of Zofran grew 9% to £837 million, driven by the US performance, which was up 12% to £639 million.

In Cardiovascular and urogenital, Coreg (for heart disease) sales grew 32% to £573 million. Avodart for benign prostatic hyperplasia (enlarged prostate) had a very strong year with sales more than doubling to £129 million. By January 2006 the product accounted for 42% of new prescriptions in the US 5-Alpha Reductase Inhibitor market.

GSK’s submissions to the regulatory authorities in the USA and EU for the first time and approvals during 2005 were:

	USA	Europe

Submission	5	7
Approval	6	6

	11	13

Product supply
Following FDA inspections in 2003 and 2004, which identified possible deficiencies in manufacturing practices at the Group’s facility at Cidra in Puerto Rico, the FDA halted distribution of supplies of Paxil CR and Avandamet in March 2005. This site is engaged in tableting and packaging for a range of GSK products – primarily for the US market. In April 2005, the Group reached agreement with the FDA on a Consent Decree, which provides for an independent review of manufacturing at the site for compliance with FDA requirements. The Decree also allows for potential future penalties if GSK fails to meet its terms. In June 2005, the Group began re-supplying the US and other markets with both Paxil CR and Avandamet. The sales of these products were significantly impacted in 2005 by this interruption in supply. The impact upon Avandamet was mitigated by the switching of patients to Avandia. For further details see Note 41 to the financial statements, ‘Legal proceedings’, in the Annual Report 2005.

Consumer Healthcare sales
The growth in Consumer Healthcare sales of 2% to £2,999 million comprised an OTC medicines sales increase of 1% to £1,437 million, a Nutritional healthcare sales increase of 7% to £619 million and an Oral care sales increase of 2% to £943 million.

In OTC, growth from analgesics, up 6%, and respiratory tract, up 5%, helped offset the loss of sales from the dermatological products divested in 2004.

In Oral care, sales of Sensodyne and the denture care brands (Polident, Poligrip and Corega) grew by 12% and 6%, respectively, helping to offset lower sales of other toothpaste products.

Within Nutritional, Lucozade, up 11%, continued to grow strongly in Europe.

On 23rd January 2006, an FDA Advisory Committee recommended that Alli (orlistat) be approved for over-the-counter use in the USA to promote weight loss in overweight adults, when used along with a reduced calorie, low-fat diet. If approved, Alli will be the only FDA-approved weight-loss drug available over-the-counter.

Operating profit
The operating profit margin increased 2.9 percentage points as operating profit of £6,874 million increased 19% in sterling terms. At constant exchange rates operating profit increased 16% and the margin increased 2.5 percentage points.

This reflected lower charges relating to legal matters and share-based payments, higher product and asset disposals and increases in advertising, promotion and selling that were below the rate of turnover growth. Partially offsetting these items were higher costs related to programmes to deliver future cost savings and increased R&D expenditure.

Taxation
The charge for taxation on profit, amounting to £1,916 million, represents an effective tax rate of 28.5% (2004 –30.4%). The tax rate in 2005 of 28.5% benefited from higher tax relief on actual or potential exercise of share options by employees, arising from the increase in the share price in the year.

EPS 82.6 pence, growth of 18%

Earnings per share
Full year earnings per share (EPS) of 82.6 pence increased 18%. At actual rates of exchange, earnings per share increased 21%. The favourable currency impact on EPS of three percentage points reflects a strengthening of the US dollar and Euro relative to 2004 and compares with a 1% favourable currency impact on turnover. This difference principally arises from a different mix of currencies in profits compared with turnover.

Presentation
With effect from 1st January 2005, GSK has moved to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union.

All comparative figures are presented on this basis, except that GSK has taken advantage of an exemption which permits financial instruments to be accounted for and presented on a UK GAAP basis in 2004 and 2003 and only in accordance with IAS 32 and IAS 39 from 1st January 2005. Full details of the major differences from UK GAAP as they apply to GSK are given in Note 40 to the financial statements ‘Transition to IFRS’ in the Annual Report 2005.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

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Business operating review continued

Dividend
The Board has declared a fourth interim dividend of 14 pence per share, resulting in a dividend for the year of 44 pence per share, a 2 pence increase over the dividend of 42 pence per share for 2004.

2 pence increase in dividend resulting in 44 pence for the year

Cash flow
The net cash inflow from operating activities after taxation paid was £5,958 million, an increase of £1,014 million over 2004, arising principally due to higher operating profits.

The net cash outflow from investing activities was £1,660 million, an increase of £740 million which reflected the purchase of Corixa and ID Biomedical in 2005 for over £1 billion (purchases of businesses in 2004 were £0.3 billion).

Free cash flow was £4.7 billion, an increase of 26% over 2004. Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to minority interests, and after capital expenditure on non-current tangible and intangible assets.

Outlook Seven Pharmaceutical products expected to be approved/launched in 2006:

•	Rotarix for rotavirus

•	Entereg for post-operative bowel disorders

•	Trexima for migraine

•	Avandaryl for diabetes

•	Coreg CR for heart failure

•	Arranon for cancer

•	Altabax for infections

Legal proceedings
The Group is involved in patent litigation with manufacturers seeking to market generic versions of many of the Group’s most important products, including Wellbutrin, Seretide, Avandia, Imitrex, Valtrex, Lamictal and Zofran, prior to the expiration of the Group’s patents. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. The Group is also a defendant in anti-trust actions filed following adverse outcomes in prosecution of patent infringement actions. Further, the Group is responding to federal and state governmental investigations in the USA into pricing, marketing and reimbursement of a number of prescription drug products. See Note 41 to the financial statements, ‘Legal proceedings’, in the Annual Report 2005 for a discussion of proceedings and governmental investigations in which the Group is currently involved.

Tax issues
The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada; by far the largest relates to Glaxo heritage products, in respect of which the US Internal Revenue Service (IRS) and HM Revenue & Customs (HMRC) in the UK have made competing and contradictory claims.

GSK has attempted to settle the US dispute, first through direct discussion with the IRS and subsequently through discussions between the US and UK authorities under the terms of the double tax convention between the two countries; these discussions were terminated in July 2003. On 6th January 2004, the IRS issued a Notice of Deficiency for the years 1989-1996 claiming additional taxes of $2.7 billion.

On 2nd April 2004, the Group filed a petition in the US Tax Court disputing the IRS claim and seeking a refund of $1 billion in taxes. On 25th January 2005 the IRS issued a further Notice of Deficiency for the years 1997-2000 claiming additional federal taxes of $1.9 billion, which the Group contested by filing a petition in the US Tax Court on 12th April 2005, to which the IRS filed its statutory Answer on 7th June 2005. In September 2005, the Court agreed to consolidate the IRS claims for 1997-2000 with those for 1989-1996 into a single trial. The total claims for these periods amount to $4.6 billion of additional federal taxes and related interest to 31st December 2005 of $3.7 billion, net of federal tax relief, giving a total of $8.3 billion. The Group’s petitions against the IRS claims include counter-claims for repayment of federal taxes totalling $1.8 billion, based partly by reference to an Advance Pricing Agreement (APA) between SmithKline Beecham and the IRS covering the transfer pricing of Tagamet between 1991 and 1993.

On 23rd December 2004, the IRS filed a motion for summary judgement to exclude any evidence relating to APAs from the court proceedings. On 31st March 2005, the trial judge denied the IRS motion and reserved ruling on the admissibility of APA evidence until full trial, which is scheduled to commence on 16th October 2006. A decision is expected by mid-2008.

As similar tax issues remain open for 2001 to date, GSK expects to receive further substantial claims by the IRS for these years. GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations. However, the Group tax creditor balance at 31st December 2005 of £2.3 billion (2004 – £1.8 billion) includes a provision for the estimated amount at which the IRS dispute might ultimately be settled.

If the IRS were to follow the same methodology as applied previously in respect of these later years, GSK estimates that the potential unprovided exposure in respect of this dispute with the IRS for the years 1989-2005 amounted to approximately $11.5 billion at 31st December 2005 (2004 – $10.1 billion).

GSK is in continuing discussions with HMRC in respect of UK transfer pricing and other matters which are in dispute for the years 1995 to date. However, little progress has been made over the past year and consequently these matters may become subject to litigation in due course.

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The Board

The Board of Directors is ultimately accountable for the Group’s activities, strategy and financial performance.

Sir Christopher Gent (Aged 57)
Appointed on 1st June 2004. Chairman. Sir Christopher was the Chief Executive Officer of Vodafone plc, until his retirement in July 2003. He is a Non-Executive Director of Lehman Brothers Holdings Inc, a member of the Financial Reporting Council, a Senior Adviser at Bain & Co. and Chairman of the advisory board of Reform.

Dr Jean-Pierre Garnier (Aged 58)
 Appointed on 23rd May 2000. Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992, and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the USA.

Lawrence Culp (Aged 42)
Appointed on 1st July 2003. Non-Executive Director. Mr Culp is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

Sir Crispin Davis (Aged 56)
Appointed on 1st July 2003. Non-Executive Director. Sir Crispin is Chief Executive of Reed Elsevier PLC. Prior to that, he was Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. He spent his early career with Procter & Gamble.

Julian Heslop (Aged 52)
Appointed on 1st April 2005. Chief Financial Officer. Mr Heslop joined Glaxo Wellcome as Financial Controller in April 1998. In January 2001, following the merger, he was appointed Senior Vice President, Operations Controller. Prior to joining Glaxo Wellcome, he held senior finance roles at Grand Metropolitan PLC.

Sir Deryck Maughan (Aged 58)
Appointed on 1st June 2004. Non-Executive Director. Sir Deryck is a Managing Director of Kohlberg Kravis Roberts & Co. He was formerly Chairman and CEO of Citigroup International and of Salomon Brothers Inc. He is a Non-Executive Director of Reuters Group plc as well as serving on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He is also an International Advisory Board member of British American Business Inc. and a Board member of the Trilateral Commission. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000.

Sir Ian Prosser (Aged 62)
Appointed on 23rd May 2000. Senior Independent Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He was Chairman and Chief Executive of Bass plc and ultimately Chairman of the demerged InterContinental Hotels Group plc. He was Chairman of the World Travel and Tourism Council and the London Stock Exchange Listed Advisory Council. He is Non-Executive Deputy Chairman of BP plc, a Non-Executive Director of Sara Lee Corporation and a member of the CBI President’s Committee.

Dr Ronaldo Schmitz (Aged 67)
Appointed on 23rd May 2000. Non-Executive Director. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation.

Dr Lucy Shapiro (Aged 65)
Appointed on 23rd May 2000. Non-Executive Director. Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Ludwig Professor of Cancer Research in the Department of Developmental Biology and Director of the Beckman Center for Molecular and Genetic Medicine at the Stanford University School of Medicine and a Non-Executive Director of Anacor Pharmaceuticals, Inc. She holds a PhD in molecular biology.

Tom de Swaan (Aged 59)
Appointed on 1st January 2006. Non-Executive Director. Mr de Swaan is a member of the Managing Board of ABN AMRO, of which he was Chief Financial Officer until 31st December 2005. He will retire from the Board of ABN AMRO on 1st May 2006. He is a Non-Executive Director of the Financial Services Authority, a member of the Board of the Institute of International Finance, Chairman of the Board of the Netherlands Opera and a member of the Board of the Royal Concertgebouw Orchestra.

Sir Robert Wilson (Aged 62)
Appointed on 1st November 2003. Non-Executive Director. Sir Robert is Non-Executive Chairman of BG Group plc and the Economist Group and was previously Executive Chairman of Rio Tinto.

Dr Tachi Yamada (Aged 60)
Appointed on 1st January 2004. Retiring on 1st June 2006. Chairman, Research & Development. Dr Yamada was a Non-Executive Director, and subsequently an Executive Director, of SmithKline Beecham plc. Prior to joining SmithKline Beecham, he was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. He is a Trustee of the Rockefeller Brothers Fund and a member of the Advisory Board of Quaker BioVentures, Inc.

Dr Moncef Slaoui (Aged 46)
Chairman Designate, Research & Development. Dr Slaoui, Senior Vice President, Worldwide Business Development, has been appointed to the Board with effect from 17th May 2006, and will succeed Dr Yamada as Chairman, Research & Development on 1st June 2006. Dr Slaoui joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline. He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.

Other Directors
Mr John Coombe, formerly Chief Financial Officer, retired from the Board on 31st March 2005.

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The Corporate Executive Team

The executive management of the Group is through the Corporate Executive Team (CET), comprising the Chief Executive Officer, the Chief Financial Officer and other senior managers.

JP Garnier
Chief Executive Officer
As Chief Executive Officer, JP is responsible for the management of the Group. He oversees all operational aspects of the Group, including establishing policies, objectives and initiatives, and he directs long-term strategy. He was formerly Chief Executive Officer of SmithKline Beecham, having joined the Group in 1990.

Rupert Bondy
Senior Vice President and General Counsel
Rupert is responsible for legal matters across the Group, together with environmental, health and safety issues, insurance and security. He was a lawyer in private practice before joining SmithKline Beecham in 1995.

Ford Calhoun
Chief Information Officer
Ford is responsible for information technology, a global function that enables key business processes across all parts of the Group. With doctoral and post-doctoral training in microbiology, genetics, biomathematics and computer science, he joined Smith Kline & French in 1984.

John Clarke
President, Consumer Healthcare
John Clarke succeeded Jack Ziegler as President, Consumer Healthcare on 31st January 2006. He joined Beecham in 1976 and progressed through roles in Australasia, South Africa, The Far East, Japan, Canada and the UK. From 1998 to 2003, John was President, Consumer Healthcare Europe, and in 2004, appointed President, Futures Group.

Marc Dunoyer
President, Pharmaceuticals Japan
Marc was appointed President, Pharmaceuticals Japan in March 2003. He joined the Group in 1999 and was Senior Vice President and Regional Director, Japan until his current appointment.

Russell Greig
President, Pharmaceuticals International
Russell leads the pharmaceutical operations outside the USA, Japan and most of Europe, covering more than 100 countries. He joined the Group in 1980 and was Senior Vice President, Worldwide Business Development for R&D prior to his current appointment in March 2003.

Julian Heslop
Chief Financial Officer
Julian became Chief Financial Officer on 1st April 2005. As head of the finance function he is responsible for activities such as financial reporting and control, tax and treasury, investor relations, finance systems, internal audit and real estate. He joined Glaxo Wellcome as Financial Controller in April 1998.

Dan Phelan
Senior Vice President, Human Resources
Dan is responsible for benefits, compensation, recruitment, organisation development, leadership development and succession planning, human resource information systems and employee health management. He was a lawyer in private practice before joining Smith Kline & French in 1981.

David Pulman
President, Global Manufacturing and Supply
David is responsible for the Global Manufacturing and Supply Organisation and Global Procurement. He joined Glaxo in 1978 and was responsible for the North American supply network, manufacturing strategy and logistics until his current appointment in 2002.

David Stout
President, Pharmaceutical Operations
David is responsible for all pharmaceuticals and vaccines operations worldwide, including the USA, Europe, International, Japan and Global Manufacturing and Supply. He joined SmithKline Beecham in 1996 and was President, US Pharmaceuticals, until his current appointment in 2003.

Chris Viehbacher
President, US Pharmaceuticals
Chris is responsible for US Pharmaceuticals. He joined Wellcome in 1988 and was responsible for GSK’s European Pharmaceuticals business before his current appointment in 2003.

Andrew Witty
President, Pharmaceuticals Europe
Andrew is responsible for the Group’s pharmaceuticals operations in Europe. He joined Glaxo in 1985 and was Senior Vice President, Asia Pacific until his current appointment in 2003.

Tachi Yamada
Chairman, Research & Development
Tachi leads the Group’s complex business of drug discovery and development. He joined SmithKline Beecham in 1994 as a Non-Executive Director and became Chairman, R&D Pharmaceuticals in 1999. He will retire on 1st June 2006.

Jennie Younger
Senior Vice President, Corporate Communications & Community Partnerships
Jennie is responsible for the Group’s internal and external communications, its image and partnerships with global communities. She joined Glaxo Wellcome in 1996 as Director of Investor Relations and was appointed to her current position in 2001.

Moncef Slaoui
Chairman Designate, Research & Development
Moncef will succeed Tachi Yamada as Chairman, Research & Development on 1st June. He will join the CET on 17th May. He joined the Group in 1988 and is currently Senior Vice President, Worldwide Business Development.

Other members
John Coombe retired as Chief Financial Officer on 31st March 2005. Jack Ziegler retired as head of the Consumer Healthcare business on 31st January 2006. Robert Ingram continues to work part-time as Vice Chairman of Pharmaceuticals, acting as a special advisor to the Group and attending CET meetings in that capacity.

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Summary Remuneration Report for the year to 31st December 2005

INTRODUCTION
The Summary Remuneration Report sets out the annual remuneration of the Board earned in 2005, together with any gains under long-term incentive arrangements. It also describes the background and outlines the Group’s remuneration policy, together with the performance graph required by the Directors’ Remuneration Report Regulations 2002 (the Regulations).

The Remuneration Committee (the Committee) is responsible for making recommendations to the Board on the company’s remuneration policy and, within the terms of the agreed policy, determining the total individual remuneration packages of the Executive Directors and members of the CET (Executives). The members of the Committee are set out on page 23.

The Committee has developed the remuneration policy to align executive remuneration with the interests of shareholders whilst meeting the imperative of recruiting and retaining the executive talent essential to the leadership of the company.

The remuneration policy was finalised after undertaking an extensive consultation process with shareholders and institutional bodies during the course of 2003 and 2004.

The Chairman of the Remuneration Committee continues to have regular dialogue with institutional investors regarding GSK’s remuneration policy.

The remuneration policy is designed to establish a framework for remuneration which is consistent with the company’s scale and scope of operations, meets the recruitment needs of the business and is closely aligned with shareholder guidelines.

Deloitte & Touche LLP have been appointed by the Committee to provide it with independent advice on executive remuneration.
REMUNERATION POLICY Principles The Committee has established four core principles which underpin GSK’s remuneration policy. These are:

•	securing outstanding executive talent;

•	pay for performance and only for performance;

•	robust and transparent governance structures; and

•	a commitment to be a leader of good remuneration practice in the pharmaceutical industry.

In formulating the policy, the Committee decided that:

•	the remuneration structure must support the business in a very competitive market place;

•	UK shareholder guidelines will be followed to the maximum extent consistent with the needs of the business and the company would maintain a regular dialogue with shareholders;

•	global pharmaceutical companies are the primary pay comparator group;
•	performance conditions would be based on the measurable delivery of strong financial performance and the delivery of superior returns to shareholders as compared with other pharmaceutical companies;

•	a high proportion of the total remuneration opportunity will be based on performance-related remuneration, which will be delivered over the medium-term to long- term; and

•	no ex-gratia payments will be made.

Overall, the policy is intended to provide median total remuneration for median performance. Poor performance will result in total remuneration significantly below the pay comparator group median, with the opportunity to earn upper quartile total remuneration for exceptional performance.

This strong alignment with performance is demonstrably in the interests of shareholders and provides the Executives with unambiguous signals about the importance of delivering success to the company’s shareholders.

Commitment
The Committee will apply this policy on a consistent and transparent basis. Any significant change will be discussed with shareholders in advance of implementation.

Pay and performance comparators
The following table sets out the companies used for pay and performance comparison:

		Market
		Capitalisation
		31.12.05
Company	Country	£m

Abbott Laboratories	USA	35,561
AstraZeneca	UK	44,693
Bristol-Myers Squibb	USA	26,140
Eli Lilly	USA	37,396
GlaxoSmithKline	UK	85,497
Johnson & Johnson	USA	103,950
Merck	USA	40,440
Novartis	Switzerland	80,419
Pfizer	USA	99,942
Roche Holdings	Switzerland	61,334
Sanofi-Aventis	France	70,997
Schering-Plough	USA	17,915
Takeda Pharmaceutical Company	Japan	27,949
Wyeth	USA	35,952

GSK’s executive remuneration consists of the following components:

Base salary
Base salaries are set by reference to the median for the relevant market. For executives this is the pharmaceutical pay comparator group. Base salary is the only element of remuneration that is fixed.

Annual bonus
All bonuses are determined on the basis of a formal review of annual performance against stretching financial targets based on profit before interest and tax and are subject to detailed assessment of individual, business unit and group achievements against objectives.

In determining the bonus awards for 2005, the Committee took into account the excellent financial performance during the year and the encouraging progress in building the pipeline of new products.

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Summary Remuneration Report continued

Long-term incentives
The remuneration policy provides that annual long-term incentive awards will normally be made up of a performance share award and a share option award. The remuneration policy places greater emphasis on the use of performance shares rather than share options.

The Committee has considered which performance conditions should be applied to the long-term incentives. The Committee concluded that it was appropriate to measure performance using a combination of absolute financial results (based on earnings per share – EPS) and the delivery of superior value to shareholders (based on Total Shareholder Return – TSR) measured against the comparator group.

For the Executives, the level of performance shares vesting is based on the company’s TSR relative to the performance comparator group over a three-year measurement period. If GSK is ranked at position seven (the mid-point) of the performance comparator group, 35% of the shares will vest and if it is below that position then none of the shares will vest. Only if GSK is one of the top two companies will all of the shares vest. When determining vesting levels, the Committee will have regard to the company’s underlying financial performance.

The performance conditions applying to the share options granted to the Executives are linked to the achievement of compound annual EPS growth in excess of the Retail Prices Index (RPI) over three year performance periods.

When setting EPS targets, the Committee considers the company’s internal projections and analysts’ forecasts for GSK’s EPS performance, as well as analysts’ forecasts for the pharmaceutical industry.

Vesting of share options granted in February 2006 increases on a straight-line basis for EPS performance between the hurdles as set out in the graph below.

This performance condition is substantially consistent with UK shareholder guidelines and expectations and is demanding when compared with those operated by other global pharmaceutical companies. This is consistent with the policy of providing pay for performance and only for performance.

The Committee has decided that for the awards granted since 2004, there will be no performance retesting, so if the performance condition is not met after the three-year period, the option will lapse.

The performance criteria relating to performance shares and share options awarded and granted prior to 2006 are given in the Annual Report 2005.

Pensions
The Executives participate in GSK senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for executives in the country in which the executives are likely to retire. Benefits are normally payable at age 60, although it was agreed that Dr Yamada could retire at age 62, he will retire from the company on 1st June 2006.

EXECUTIVE DIRECTOR TERMS AND CONDITIONS
The policy regarding the Executive Directors’ contracts was the subject of extensive review and change during 2003. This resulted in a new framework for contracts for Executive Directors appointed in the future.

Dr Garnier and Dr Yamada agreed to changes in their contractual terms without compensation to bring their contractual terms broadly in line with the new contractual framework, including the reduction of contractual notice period from 24 to 12 calendar months. However, to honour certain aspects of their ‘old’ contractual terms, there are a number of individual features which will be retained. In the event of early termination by the company, Dr Garnier and Dr Yamada would receive a cash sum equivalent to the total of their annual salary, on target bonus and pension contributions for the 12 months notice period.

Mr Heslop’s contract follows the new framework.

TSR performance graph
The graph below sets out the performance of the company relative to the FTSE 100 index of which the company is a constituent and to the performance comparator group. It has been prepared in accordance with the Regulations and is not an indication of the likely vesting of awards granted under any of the incentive plans.

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Summary Remuneration Report continued

ANNUAL REMUNERATION					2005	2004
Directors of GSK
	Fees and	Other	Annual	Deferred	Total annual	Total annual
	salary	benefits	bonus	bonus	remuneration	remuneration
	000	000	000	000	000	000

Executive Directors
Dr JP Garnier	$1,582	$641	$2,812	$1,556	$6,591	$4,559
Mr J Heslop	£240	£9	£280	–	£529	–
Dr T Yamada	$763	$739	$1,110	$698	$3,310	$2,303

Former Executive Director
Mr J Coombe	£139	£32	–	–	£171	£515

Total Executive Directors	£1,667	£799	£2,436	£1,238	£6,140	£4,265

Current Non-Executive Directors
Mr L Culp	$136	–	–	–	$136	$97
Sir Crispin Davis	£70	–	–	–	£70	£57
Sir Christopher Gent	£500	–	–	–	£500	£175
Sir Deryck Maughan	$146	–	–	–	$146	$57
Sir Ian Prosser	£100	–	–	–	£100	£65
Dr R Schmitz	£95	–	–	–	£95	£72
Dr L Shapiro	$230	–	–	–	$230	$182
Sir Robert Wilson	£90	–	–	–	£90	£66

Former Non-Executive Directors
Dr M Barzach	£58	–	–	–	£58	£78
Sir Christopher Hogg	–	–	–	–	–	£370
Sir Roger Hurn	–	£5	–	–	£5	–
Sir Peter Job	–	£5	–	–	£5	£57
Mr J McArthur	–	–	–	–	–	$60
Mr D McHenry	–	–	–	–	–	$42
Sir Richard Sykes	–	£1	–	–	£1	£1

Total Non-Executive Directors	£1,195	£11	–	–	£1,206	£1,180

Total remuneration	£2,862	£810	£2,436	£1,238	£7,346	£5,445

Remuneration for Directors on the US payroll is reported in Dollars. Amounts have been converted to Sterling at the average exchange rates for each year.

Following the merger, those participants in the legacy schemes who elected to exchange their legacy options for options over GSK shares were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit known as the Exchange Offer Incentive (EOI) is only payable when the new option is exercised or lapses above market value. During the year Dr Garnier received $174,472 (2004 – $335,730) and Dr Yamada received $167,405 (2004 – nil) relating to options exercised under the EOI. Those amounts are included in other benefits in the table above.

Non-Executive Directors are required to receive a significant part of their fees in the form of shares or ADSs and from 1st October 2004, all Non-Executive Directors, except the Chairman, are required to take at least 25% of fees under the fee allocation arrangement. They can also elect to invest part or all of the remaining balance of their fees in the form of shares or ADSs. The value of these shares and ADSs at the dates of award are included in fees and salary above. These shares and ADSs are not paid out until the Director leaves the Board.

In addition to annual compensation, GSK operates share plans to provide incentives to Executive Directors to achieve longer-term growth in shareholder value. Gains under such plans are recognised on exercise or maturity of the award, but reflect value earned over a period of years. The timing of exercise is normally at the discretion of the Director. Gains in 2005 on exercise of options were: share option plans £2,265,825 (2004 – £3,618,060); Performance Share Plan (PSP) £1,431,804 (2004 – £475,149). Full details relating to the operation of the company’s share plans may be found in the 2005 Annual Report.

In 2001, following the merger, Dr Garnier, Mr Coombe and Dr Yamada were awarded a one-off special deferred bonus as members of the CET. Each was awarded an amount equivalent to his salary on 31st December 2001 and this was notionally invested in GSK shares or ADSs on 15th February 2002. The amount of the bonus vesting on 15th February 2005 was equivalent to the then value of shares or ADSs notionally acquired in February 2002 plus dividends reinvested over the period. Dr Garnier received $1,556,324, and Dr Yamada $697,663. These amounts were paid in February 2005 and are included in the table above. Mr Coombe waived his entitlements to the 2001 special deferred bonus of £383,924, 2004 annual bonus of £650,370 and prorated 2005 bonus of £106,870. The company made a contribution in 2005 to the pension plan of £1,141,164 to enhance his pension entitlement.

Mr de Swaan joined the Board as a non-executive Director on 1st January 2006. No remuneration is shown for him in the table above.

The accrued annual benefits under the defined benefit pension schemes operated by the Group were: Dr Garnier $1,092,697; Mr Heslop £74,505; and Dr Yamada $209,631. In addition, Dr Garnier and Dr Yamada are members of a money purchase scheme into which contributions of $154,172 and $73,679, respectively, were paid during 2005.

None of the above Directors received expenses during the year requiring separate disclosure as defined by the Regulations.

GSK Annual Review 2005 22

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Corporate governance

GOVERNANCE AND POLICY
The Board and Corporate Executive Team
The Directors are listed under ‘The Board’ on page 18.

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities, strategy and financial performance.

The CEO is responsible for executive management of the Group and is assisted in this by the CET. The CET meets 11 times per year and otherwise as necessary. The members and their responsibilities are listed under ‘Corporate Executive Team’ on page 19.

The Board comprises three Executive and nine Non-Executive Directors. Whilst the Board considers all of its Non-Executive Directors to be independent in character and judgement, it has determined that Dr Shapiro should not be considered as ‘independent’ under the Combined Code on Corporate Governance (‘Combined Code’). This is due to the remuneration that she receives from the Group as a member of the GSK Scientific Advisory Board.

The Board considers that Mr Culp, Sir Crispin Davis, Sir Deryck Maughan, Sir Ian Prosser, Dr Schmitz, Mr de Swaan and Sir Robert Wilson are independent under the Combined Code. Sir Ian Prosser is the Senior Independent Director.

Throughout 2005 and up to the date of this publication, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors, in accordance with the recommendations of the Combined Code.

Board process
The Board meets at least six times a year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed business agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. The Board considers and reviews the work undertaken by its Committees.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Mr Simon Bicknell, a barrister, who was appointed in May 2000 and joined GSK in 1984. He is secretary to all the Board Committees.

Board Committees
The Board has established a number of committees. Executive Directors are not members of the Audit, Remuneration, Nominations or Corporate Responsibility Committees, although they may be invited to attend meetings. Each Director is a member of the Corporate Administration & Transactions and Financial Results Committees. Membership of these Committees is shown in the table below.

Corporate
	Audit	Remuneration	Nominations	Responsibility

Sir Christopher Gent	–	–	C	C
Mr L Culp	–	M	–	–
Sir Crispin Davis	–	M	–	–
Sir Deryck Maughan	M	–	–	–
Sir Ian Prosser	M	–	M	M
Dr R Schmitz	C	M	M	–
Dr L Shapiro	–	–	–	M
Mr de Swaan*	M	–	–	–
Sir Robert Wilson	M	C	–	–

* Mr de Swaan will succeed Dr Schmitz as Chairman of the Audit Committee from
September 2006.	Key: C = Chairman. M = Member

Audit Committee
The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year.

Remuneration Committee
The Remuneration Committee determines the terms of service and remuneration of the Executive Directors and members of the CET and, with the assistance of external independent advisors, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Committee consists entirely of independent Non-Executive Directors. It meets at least four times a year and otherwise as necessary.

Nominations Committee
The Nominations Committee reviews the structure, size and composition of the Board and the appointment of members of the Board and the CET, and makes recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and Senior Management. The Committee consists entirely of Non-Executive Directors, of whom a majority are independent, and meets at least once a year and otherwise as necessary.

Corporate Responsibility Committee
The Corporate Responsibility Committee consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation and for the oversight of reputation management. The Committee is also responsible for annual governance oversight of the Group’s worldwide donations and community support. The Committee meets formally three times a year and otherwise as necessary.

Financial Results Committee
The Financial Results Committee reviews and approves, on behalf of the Board, the Annual Report and Form 20-F, the Annual Review and the convening of the AGM, together with the preliminary and quarterly statements of trading results. Each Director is a member of the Committee and the quorum for a meeting is any three members. To be quorate, each meeting must include the Chairman or the Chairman of the Audit Committee and the CEO or the CFO. The Committee meets as necessary.

Corporate Administration & Transactions Committee
The Corporate Administration & Transactions Committee reviews and approves matters in connection with the administration of the Group’s business, and certain corporate transactions. The Committee consists of the Directors, CET members and the Company Secretary. The Committee meets as necessary.

Remuneration of Directors
Information on the remuneration of Directors is given in the Summary Remuneration Report on pages 20 to 22.

GSK Annual Review 2005 23

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Responsibility statements

ANNUAL REVIEW
The Annual Review is a summary report and does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as is provided by the Annual Report 2005. Shareholders requiring more detailed information may obtain, free of charge, a copy of the Annual Report and may also elect to receive a copy of the Annual Report in future years –refer to Shareholder information.

The Independent Auditors’ report on the full financial statements of the Group for the year ended 31st December 2005 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

STATEMENT BY THE DIRECTORS
The Annual Review 2005 is the Summary Directors’ report and includes the Summary financial statements of Glaxo-SmithKline plc for the year ended 31st December 2005, which is published in hard-copy printed form and on the website. The Business operating review, the Summary financial statements, the Summary Remuneration Report and the Statement on corporate governance are summaries of information in the Annual Report 2005.

Profit attributable to shareholders and total equity are also restated in accordance with US GAAP as additional information provided to US shareholders.

The Directors are responsible for the maintenance and integrity of the Annual Review on the website in accordance with the UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

CORPORATE GOVERNANCE
The Combined Code on Corporate Governance is specified by the Listing Rules of the Financial Services Authority for the guidance of listed companies (‘Combined Code’). The Board considers that throughout 2005 and up to the date of approval of this review, GlaxoSmithKline plc applied the principles of the Combined Code and, with the exception of matters where the company’s position is described in the Annual Report, complied with the provisions of the Combined Code, and the guidance on internal control issued by the 1998 Turnbull Committee.

The Annual Review, including Summary financial statements, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent
Chairman
1st March 2006

INDEPENDENT AUDITORS’ STATEMENT TO THE MEMBERS OF GLAXOSMITHKLINE PLC
We have examined the Summary financial statements which comprise the Summary consolidated income statement, Summary consolidated balance sheet and Summary consolidated cash flow statement and the Summary Report of the Directors including the Summary Remuneration Report.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the Annual Review with the Annual financial statements, the Report of the Directors and the Directors’ Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements.

These statements, including the opinion, have been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statements are consistent with the Annual consolidated financial statements, the Report of the Directors and the Remuneration Report of GlaxoSmithKline plc for the year ended 31st December 2005 and comply with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
1st March 2006

GSK Annual Review 2005 24

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Summary financial statements

SUMMARY CONSOLIDATED INCOME STATEMENT

	2005		Growth	2004
	£m		CER%	£m

Turnover
Pharmaceutical	18,661		8	17,100
Consumer Healthcare	2,999		2	2,886

Total turnover	21,660		7	19,986

Cost of sales	(4,764)		8	(4,360)

Gross profit	16,896		7	15,626
Selling, general and administration	(7,250)		–	(7,201)
Research and development	(3,136)		8	(2,904)
Other operating income	364			235

Operating profit	6,874		16	5,756

Finance income	257			176
Finance costs	(451)			(362)
Share of after tax profits of associates and joint ventures	52			60
Profit on disposal of interest in associates	–			149

Profit before taxation	6,732		13	5,779

Taxation	(1,916)			(1,757)

Profit after taxation for the year	4,816		17	4,022

Profit attributable to minority interests	127			114
Profit attributable to shareholders	4,689			3,908

	4,816			4,022

Basic earnings per share (pence)	82.6	p	18	68.1	p
Diluted earnings per share (pence)	82.0	p		68.0	p

SUMMARY CONSOLIDATED BALANCE SHEET

	2005	2004
	£m	£m

Total non-current assets	14,021	12,164
Total current assets	13,177	10,780

Total assets	27,198	22,944

Total current liabilities	(9,511)	(8,564)
Total non-current liabilities	(10,117)	(8,443)

Total liabilities	(19,628)	(17,007)

Net assets	7,570	5,937

Shareholders’ equity	7,311	5,724
Minority interests	259	213

Total equity	7,570	5,937

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	2005	2004
	£m	£m

Net cash inflow from operating activities	5,958	4,944
Net cash outflow from investing activities	(1,660)	(920)
Net cash outflow from financing activities	(2,914)	(3,407)

Increase in cash in the year	1,384	617

Exchange adjustments	233	(93)
Cash and bank overdrafts at beginning of year	2,355	1,831

Cash and bank overdrafts at end of year	3,972	2,355

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	4,209	2,467
Overdrafts	(237)	(112)

	3,972	2,355

GSK Annual Review 2005 25

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Summary information under US GAAP for the year to 31 December 2005

The following is a summary of the material adjustments to profit and shareholders’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied instead of IFRS.

PROFIT

	2005		2004
	£m		£m

Profit after taxation for the year under IFRS	4,816		4,022
Profit attributable to minority interests	(127)		(114)

Profit attributable to shareholders under IFRS	4,689		3,908
US GAAP adjustments:
– Product rights	(1,682)		(1,651)
– Capitalised interest	(1)		(17)
– Disposal of interests in associates and subsidiaries	–		(97)
– Equity investments	(2)		(30)
– Employee costs	(121)		(113)
– Derivative instruments and hedging	(30)		50
– Restructuring	1		(12)
– Taxation	538		747
– Other	(56)		(53)

Net income under US GAAP	3,336		2,732

Basic income per share under US GAAP	58.8	p	47.6	p

Diluted income per share under US GAAP	58.3	p	47.5	p

EQUITY SHAREHOLDERS’ FUNDS

	2005	2004
	£m	£m

Total equity under IFRS	7,570	5,937
Minority interests	(259)	(213)

Shareholders’ equity under IFRS	7,311	5,724
US GAAP adjustments:
– Product rights and goodwill	30,041	31,573
– Fixed assets	212	223
– Marketable securities	–	49
– Other investments	576	532
– Employee costs	1,249	1,230
– Restructuring	65	80
– Derivative instruments and hedging	(33)	2
– Dividends	(568)	(571)
– Deferred taxation	(4,531)	(4,840)
– Other	(40)	40

Shareholders’ equity under US GAAP	34,282	34,042

A summary of the material differences between IFRS and US GAAP that apply to the Group is set out in the Annual Report 2005.

GSK Annual Review 2005 26

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Shareholder information

FINANCIAL REPORTING
Financial reporting calendar 2006

Announcement of 1st Quarter Results
April 2006

Announcement of 2nd Quarter Results
July 2006

Announcement of 3rd Quarter Results
October 2006

Preliminary Announcement of Annual Results
February 2007

Publication of Annual Report/Review
March 2007

Results Announcements
Results Announcements are issued to the London Stock Exchange and are available on its news service. Shortly afterwards, they are issued to the media, are made available on the website and are submitted to the US Securities and Exchange Commission and the New York Stock Exchange.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. These are available on the website. The Annual Review is sent to all shareholders on the date of publication. Shareholders may also elect to receive the Annual Report by writing to the company’s registrars. Alternatively, shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk. Copies of previous financial reports are available on the website. Printed copies can be obtained from the registrar in the UK and from the Customer Response Center in the USA.

Publications
In late March 2006 GSK will publish on the website its Corporate Responsibility Report covering performance in areas including community investment, ethics and integrity, access to medicines, R&D, environment and health and safety.

SHARE PRICE

	2005	2004
	(£)	(£)

At 1st January	12.22	12.80
High during the year	15.44	12.99
Low during the year	11.75	10.42
At 31st December	14.69	12.22
Increase/(decrease)	20%	(5%	)

The table above sets out the middle market closing prices derived from the London Stock Exchange Daily Official List. The company’s share price increased by 20% in 2005 from a price of £12.22 at 1st January 2005 to £14.69 at 31st December 2005. This compares with an increase in the FTSE 100 index of 17% during the year.

Market capitalisation
The market capitalisation of GSK at 31st December 2005 was £85 billion. At that date GSK was the fourth largest company by market capitalisation on the FTSE index.

DIVIDENDS
GSK pays dividends quarterly.

The Board has declared dividends for 2005 as follows:

	2005	2004
Dividends per share	pence	pence

First interim – paid 7th July 2005	10	10
Second interim – paid 6th October 2005	10	10
Third interim – paid 5th January 2006	10	10
Fourth interim – payable 6th April 2006	14	12

Total	44	42

As a guide to holders of ADRs, the table below sets out the dividends paid per ADS in US dollars in the last five years translated into US dollars at applicable exchange rates.
Year	US$

2005	1.57
2004	1.53
2003	1.39
2002	1.24
2001	1.11

Dividend calendar

Fourth quarter 2005

Ex-dividend date	15th February 2006
Record date	17th February 2006
Payable	6th April 2006

First quarter 2006

Ex-dividend date	10th May 2006
Record date	12th May 2006
Payable	6th July 2006

Second quarter 2006

Ex-dividend date	2nd August 2006
Record date	4th August 2006
Payable	5th October 2006

Third quarter 2006

Ex-dividend date	1st November 2006
Record date	3rd November 2006
Payable	4th January 2007

ANNUAL GENERAL MEETING 2005
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 17th May 2006.

CAUTIONARY STATEMENT
Under the ‘safe harbor’ provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward looking statements or projections made by the company, including those made in this Annual Review, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Legal proceedings’ and ‘Risk factors’ in the company’s Annual Report 2005.

GSK Annual Review 2005 27

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Shareholder information continued

SMITHKLINE BEECHAM PLC FLOATING RATE UNSECURED LOAN STOCK 1990/2010
The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

SHARE BUY-BACK PROGRAMME
A total of £6.5 billion has been spent by the company since 2001 on buying its own shares for cancellation or to be held as Treasury shares, of which £1 billion was spent in 2005. The programme covers purchases by the company of shares for cancellation or to be held as Treasury shares, in accordance with the authority given by shareholders at the AGM in 2005.

In May 2005 the company was authorised to purchase a maximum of 586.4 million shares. During 2005 72.8 million shares were purchased and held as Treasury shares (see Note 31 to the financial statements, ‘Share capital and share premium account’ in the Annual Report 2005). The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

INTERNET
Information about the company, including details of the share price, is available on GSK’s website at www.gsk.com

Information made available on the website does not constitute part of this Annual Review.

TRADEMARKS
Brand names appearing in italics throughout this publication are trademarks either owned by and/or licensed to GSK or associated companies, with the exception of Boniva/Bonviva, a trademark of Roche, Entereg, a trademark of Adolor Corporation, and Nicoderm, a trademark of Sanofi-Aventis, Elan, Novartis or GSK in certain countries, all of which are used in certain countries under license by the Group.

INVESTOR RELATIONS
Investor Relations may be contacted as follows:

UK
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5557/5558
Fax: +44 (0)20 8047 7807

USA
One Franklin Plaza, PO Box 7929, Philadelphia PA 19101
Tel: 1 888 825 5249 toll free
Tel: +1 215 751 4638 outside the USA
Fax: +1 919 315 3344

ORDINARY SHARES
The company’s shares are listed on the London Stock Exchange (LSE).

Registrar
The company’s registrars are:

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex BN99 6DA
www.shareview.co.uk
Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 415 7067 outside the UK

The registrars also provide the following services:

•	GlaxoSmithKline Investment Plan
•	GlaxoSmithKline Individual Savings Account
•	GlaxoSmithKline Corporate Sponsored Nominee
•	Shareview service
•	Shareview dealing service

Share dealing service
Hoare Govett operate a postal dealing service in the company’s ordinary shares. It enables investors to buy or sell shares at competitive commission charges. Further details may be obtained by telephoning +44 (0)20 7661 6555.

Glaxo Wellcome and SmithKline Beecham corporate PEPs
The Share Centre Limited
Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ
Tel: +44 (0)1296 414 141

AMERICAN DEPOSITARY SHARES
The company’s shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

In general, the NYSE’s rules permit the company to follow UK corporate governance practices instead of those that apply in the US, provided that the company explains any significant variations. This explanation is provided on the company’s website.

ADR programme administrator
The ADR programme is administered by:

The Bank of New York
Shareholder Relations
PO Box 11258, Church Street Station
New York NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 toll free
Tel: +1 212 815 3700 outside the USA

Customer Response Center
Tel: 1 888 825 5249 toll free

The administrators also provide Global BuyDIRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

The provision of the details on this page is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

GSK Annual Review 2005 28

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Chairman and CEO’s closing letter

Dear shareholder

We value our investors and hope this Annual Review has highlighted what your company achieved during the year and what we are aiming to do in the future. We remain focused on delivering performance and making your company one you can be proud of.

We continue to meet the challenges of improving productivity in R&D and ensuring patients have access to medicines, even in the poorest parts of the world. This review highlights some of the work we have done to implement our strategies to meet these challenges. Behind each one is a human story.

We thank all our employees for their efforts in 2005. Their commitment and passion, both individually and through their teamwork, have helped us make GSK the success it is today. We also appreciate the great support our employees receive from their families for the work they are doing at GSK.

We are grateful for the significant contribution of Tachi Yamada, Chairman of R&D and Executive Director, who is to retire in June 2006, and we welcome Moncef Slaoui, who will succeed Tachi with effect from 1st June 2006. We would also like to thank Jack Ziegler, President of GSK Consumer Healthcare, who retired from the company in January 2006, and welcome his successor, John Clarke. We also thank Dr Lucy Shapiro, who is to retire as a Non-Executive Director at the company’s Annual General Meeting in May 2006, and we welcome Tom de Swaan, who joined the Board in January 2006 as a new Non-Executive Director.

As a shareholder, your views are important to us. We would be grateful if you would complete an online survey to let us know what you think of this Annual Review. You can find the survey at www.gsk.com/review2005survey.htm. If you would like to know more about GSK, please contact us or go to the information sources listed on the back cover.

Thank you.

Sir Christopher Gent, Chairman, and
JP Garnier, Chief Executive Officer

GlaxoSmithKline is addressing the key challenges that face both the pharmaceutical industry and society as a whole:

•	Improving productivity in research and development

•	Ensuring patients have access to medicines.

Our strategies to meet these challenges focus on several business drivers:

•	Build the best product pipeline in the industry to the benefit of patients, consumers and society

•	Continuously improve performance through commercial and operational excellence

•	Improve access to medicines through a range of extensive programmes, both in the developed and the developing world

•	Be the best place for the best people to do their best work.

GSK Annual Review 2005 29

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What would you like to know about GSK? www.gsk.com

Website

- About us
- Our products
- Your health
- Responsibility
- In the community
- Research & Development
- Investors
- Media centre
- Careers

Corporate brochure

- Meeting global challenges
- Commitment to innovation
- Access to medicines
- Therapy areas
- Our mission
- A better future

Corporate responsibility report

- Access to medicines
- Research and innovation
- Ethical conduct
- Employees
- Human rights
- Environment
- Community investment

Annual report

- An interview with the Chairman and CEO
- Financial summary
- Description of business
- Corporate governance
- Remuneration report
- Operating and financial review and prospects
- Financial statements
- Notes to the financial statements
- Investor information

Annual review

- An interview with the Chairman and CEO
- Focus on the patient
- The year of the vaccine
- Growing brands
- Powering performance
- Performance highlights
- Business operating review
- Summary remuneration report
- Corporate governance
- Summary financial statements
- Shareholder information
- Chairman and CEO's closing letter

Do more, feel better, live longer

Head Office and Registered Office	Produced by Corporate Communications, GSK.
GlaxoSmithKline plc
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: April 5, 2006

By:	/s/ Victoria Whyte

VICTORIA WHYTE

Authorised Signatory for and on behalf of GlaxoSmithKline plc